EXHIBIT 99.1

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or cfo@chrb.com

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES AGREES TO

ACQUIRE COAL EXPLORATION COMPANY IN GUIZHOU PROVINCE, PRC

HONG KONG, July 15, 2008 – CHINA NATURAL RESOURCES, INC. (NasdaqCM: CHNR), a company based in the People’s Republic of China (“PRC”), today announced that, on July 11, 2008 it entered into an agreement (the “Agreement”) with Feishang Group Limited (“Shareholder”), a related party, pursuant to which China Natural Resources agreed to acquire from the Shareholder (a) all of the issued and outstanding capital stock (the “Shares”) of Pineboom Investments Limited (“Pineboom”) and its wholly-owned subsidiaries (collectively, the "Coal Group") and (b) the outstanding indebtedness owing by the Coal Group to the Shareholder on the closing date (“Indebtedness”).

Pineboom, through its operating subsidiary, Guizhou Dayun Mining Co., Ltd (“Guizhou Dayun”), owns exploration rights to Huajuejingtian North Sector Coal Mine, a coal mine covering a total area of 16.93 square kilometers located in Jinsha County, Guizhou, the PRC.

The purchase price for the Shares and Indebtedness is US$25 million, subject to adjustment. While the coal mine is in the exploration stage and the amount of coal resources cannot currently be accurately estimated, the purchase price was negotiated by reference to a preliminary coal resource report compiled by a licensed geological exploration bureau in June 2006, estimating the mine’s coal resources at over 100 million tons. The purchase price is subject to reduction (a) to the extent that a coal assessment report to be prepared confirms the mine’s coal resources at less than 100 million tons and (b) to reflect the net assets of the Coal Group on the closing date. Additional details of the transaction are contained in the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on July 15, 2008.

Subject to the satisfaction of all conditions contained in the Agreement, a closing is expected to occur in the first quarter of 2009.

Mr. Feilie Li, the Company’s CEO and Chairman commented: “The acquisition is consistent with our strategy to expand our coal and metal reserves through acquisitions. We are positive about the prospect of the coal mining industry in the PRC. In view of the continuing economic growth in the PRC, we believe that demand for coal will continue to be robust in the foreseeable future and the tension for global energy demand will continue”.

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the rate of US$1.00=RMB6.8543 quoted by the People’s Bank of China as at June 30, 2008. The RMB is not freely convertible into US$ and no representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or that the translation into US$ is in accordance with US generally accepted accounting principles.

About China Natural Resources

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People’s Republic of China, is currently engaged in (a) the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron, zinc and other nonferrous metals extracted or produced at mines primarily located in Anhui Province in the PRC, (b) operating a copper smelting facility in Inner Mongolia, PRC, and the sale of copper, gold, silver and sulfuric acid resulting from the smelting process; and (c) expansion of our mining operations to include the acquisition, exploration, development and production of coal resources in the PRC.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission

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